Exhibit 2

ANDREW J. MCLAUGHLIN, JR.
61 Broadway - Suite 2400
New York, New York 10006

June 24, 2002

Serge G. Martin, Esq.
Steel Hector & Davis LLP
200 South Biscayne Boulevard
41st Floor
Miami, Florida 33131-2398

Re:    Oriole Homes Corporation

To The Special Committee of the Board of Directors:

        We wish to express our thanks to the members of the Special Committee of the Oriole Homes Board Directors for participating with your financial and legal advisors in our June 14th conference call. We trust that the Committee and its advisors will carefully consider our liquidation proposal in considering strategic alternatives to maximize shareholder value. As we stated in our conference call, we believe the only sensible course of action for the Company is the completion of the de facto liquidation process in which the Company has been engaged for many years. The logic behind such strategy is compelling and is set out in detail below based upon the information contained in the Company's SEC filings for 2001 and the first quarter of 2002.

        At December 31, 1996, the Company had 2,278 building lots held for sale in the Southeast Florida region. At this time, the Company has no undeveloped lots in that area. The Company has sold all of its rental units and its rental operation segment has been discontinued. Seventy million dollars of Senior Notes have been retired in the recent past. The land purchase agreement in the Stonecrest area has been terminated.

        The Corporate headquarters has a lease, which is expiring on the last day of this year, at which time all of the Company's property and equipment will be fully depreciated. Bank loans should be retired with the proceeds of the backlog closings, and any remaining undeveloped lots can be sold in bulk. We believe that any reasonable person contemplating only the above facts would conclude that a liquidation has been taking place for some time.

        In our view, the asset accounts recorded on the Company's March 31, 2002 financial statements are a good measure of liquidation values. Cash is $6,386,000. Land and home inventories are recorded at $50,636,000. There are only three developments that are not fully contracted for sale: 110 condos at Celebration, which management predicted at the time of purchase would generate $10,000 profit per unit; 48 lots in Bonita Springs which had been carried at $1,857,300 until management decided to sell the lots through development; and 283 lots at Stonecrest. The Company has already sold 451 lots at Stonecrest, where the golf course, the pool, and the clubhouse are currently being used. A bulk sale of the remaining 283 lots is possible without meaningful delay. It is noteworthy that backlog at March 31, 2002 was $66,226,570, which should easily cover the costs of contracted sales.

        Property and equipment is recorded at March 31, 2002 at $679,658. The Company has property under lease carried at approximately $80,880 which generates annual revenue of $161,116. Clearly, liquidation of this property can be effected at higher than carrying cost. The balance of property and equipment will be fully depreciated at year end.

        The investment in Centerline homes is $6,000,000, which represents a recent reinvestment of “liquidation” proceeds. Unless the investment has precipitously declined in value, the sale proceeds of the joint venture stake should yield $6,000,000. Prepaid expenses and finance costs will be charged to operations by year end. Other assets of $1,689,000 are largely composed of the cash surrender value of insurance policies.

        The total liabilities of the Company as reported in the March 31, 2002 Form 10-Q Report are $31,945,000 and shareholders equity is $35,295,000.

        There are a number of important points to make about our proposal to return to shareholders the liquidation value of the company. First, it should be noted that the March 31, 2002 balance sheet reflects shareholders' equity of $7.61 per share. Second, that amount should be realizable and returned to shareholders as the remaining assets are highly transparent in their value and are monetizable in short order. The liabilities are dischargeable in a simple manner.

        As we said during our conference call and as set forth in our Schedule 13D, it is not necessarily our intention to seek a liquidation of the corporate entity. If the current controlling shareholders are inclined to reinvest the proceeds of this ongoing liquidation process and take advantage of the value of the net operating loss carryforwards ($32 million as of December 31, 2001) by taking the Company private, then their preference will not clash with ours provided that those shareholders desiring an exit from what we regard as a poor investment in a public vehicle with illiquid shares trading at a substantial discount from liquidation value are given the opportunity to receive their fair share of the liquidation proceeds. Our plan, however, is a clear path which avoids the costly and largely irrelevant process of valuing the Company or engaging in a lengthy and uncertain sale process. Our plan is wholly consistent with the recent pattern of operation of management as it merely extends and finishes a process that has clearly been the primary management focus in recent history. The liquidation of the Company is appropriate given that the Company's management has chosen not to create value by participating in the remarkable expansion of home building and ownership which our nation has experienced in recent years, but has instead adopted an operating strategy that has resulted in the heavy diminution in book value and gradual decline in forward looking activity.

        During our call, the Special Committee confirmed the Board's timetable of making a decision with regard to strategic alternatives for the Company by September 30, 2002. We believe the decision is relatively simple and straightforward and would urge the Committee to come to a decision long before September 30th and make prompt public announcement thereof.

        Our group is prepared to work in a constructive manner with the Committee and its advisors in order to bring about a prompt conclusion for the benefit of all of the Company's public shareholders.

Very truly yours, Andrew J. McLaughlin, Jr.